June 3, 2025

Daniel B. Wolfe
Chief Executive Officer
Yukon New Parent, Inc.
c/o 180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042

       Re: Yukon New Parent, Inc.
           Amendment No. 1 to the Registration Statement on Form S-4 Filed May 6, 2025
           File No. 333-286043
Dear Daniel B. Wolfe:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 Filed May 6, 2025
Management of New Mount Logan, page 22

1. Please revise your disclosure to provide a clearer overview of who will lead the combined company. In this regard, we note the reference on page 16 to New Mount
       Logan relying on "BCPA and Key BCPA Personnel."
Risk Factors, page 36

2. Please disclose any material risks resulting from the deregistration of 180 Degree
       Capital as a business development company under the Investment Company Act of
       1940. For example, it is unclear if key consequences of deregistration may involve the loss of restrictions on affiliated transactions and self-dealing, elimination of limitations on the use of leverage, etc.
 June 3, 2025
Page 2

3. Please revise to address the extent to which there is a material risk that 180 Degree
       Capital or the combined company may not be successfully "excluded from the definition of an investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940
       Act," as referenced on page 10.
Sales of shares of New Mount Logan Common Stock after the completion, page 36

4. Please revise to disclose whether any lock-up agreements or resale restrictions apply to shares issued in the merger. Quantify the number or percentage of freely tradeable shares that could enter the market post-closing.
Regulations governing 180 Degree Capital's operation as a registered CEF, page
66

5. We note your disclosure that references limitations under the Investment Company
       Act of 1940, including the 300% asset coverage requirement. We also note that 180
       Degree Capital will deregister as a business development company in connection with the merger. Please revise where appropriate to summarize the timeline for transitioning between regulatory regimes and clarify the extent to which the 300%
       requirement or 1940 Act requirements will continue to apply.
Background of the Mergers, page 111

6. We note your disclosure of a "Discount Management Program." Please revise here or where appropriate to briefly describe such program and its purpose.
7. Please ensure your disclosure is clear about the persons involved in negotiations or meetings. For example, where you refer to the "board" or "management,"
       please clarify which members of the board were in attendance or otherwise list the members in attendance.
8. We note your disclosure that initially a NAV-for-NAV transaction was proposed but then was ultimately changed to a fixed value for Mount Logan that would be adjusted by subsequent distributions, share issuances and certain debt refinance expenses.
       Please expand your discussion as to clarify which party initiated the change and how this change is expected to impact the consideration for each party to the merger.
The Mergers
Mount Logan's Reasons for the Mergers, page 120

9. You state that Mount Logan "spent several years evaluating transactions similar to the
       Business Combination" and concluded that this was the "best outcome" for shareholders. Please revise your disclosure to describe any alternative transactions
       that were considered, and why they were rejected. If no specific alternatives were formally evaluated, please disclose that fact.
180 Degree Capital's Reasons for the Mergers, page 124

10.    We note the reference to    the Mount Logan platform    on page 124.
Please revise here
       and where appropriate to clarify what this term is meant to cover. For example, is it restricted to Mount Logan, which has approximately $2.3 billion AUM, or does it include BCPA and its affiliates, which collectively manage approximately $40 billion of assets according to page 290.
 June 3, 2025
Page 3

11.    Please revise here and where appropriate to explain how Mount Logan   s
business
       model is    highly complementary to 180 Degree Capital   s business
model.    Include a
       discussion of relevant, material factors regarding complementarity. For example, it is unclear to what extent the entities have significantly different geographic exposure, investor bases, type of fee-based models, type of fee generating vehicles, size or nature of portfolio businesses, use of leverage, and so forth.
12. You state that the merger will enable "accelerated expansion of sourcing investments...through existing 180 Degree Capital relationships." Please revise your
       disclosure to clarify what type of sourcing opportunities were identified and how the
       Mount Logan Capital base enhances these opportunities.
Opinion of 180 Degree Capital's Financial Advisor, page 126

13. We note your disclosure on page 127 that Mount Logan Capital provided financial projections to the 180 Degree Capital Special Committee and its financial advisor in connection with the merger. However, the registration statement does not include these projections or a summary thereof. Please revise your disclosure to include these projections along with a description of the key assumptions underlying them.
14. We note your disclosure on page 128 that the financial advisor to the 180 Degree
       Capital Special Committee reviewed certain closed-end fund merger transactions as part of the fairness opinion. Please revise the disclosure to describe the criteria used to select these transactions and explain why the selected transactions were considered comparable. If any material differences exist between the precedent transactions and the proposed merger, please explain. Similarly, we note the disclosure on page 129 that the financial advisor to 180 Degree Capital Special Committee reviewed selected public companies comparable to Mount Logan Capital Inc. Please provide equivalent disclosure for these comparable public companies. Similarly revise for Mount Logan
       Capital's disclosures on pages 130 and 131.
15. We note that the majority of the implied equity values of Mount Logan addressed by the financial advisor, Fenchurch, are higher than Mount Logan's $67.4 million transaction equity value agreed upon for the merger. As non-exclusive examples, we note a $82 million to $121 million range of implied equity value for 2026 using trading comparables, a $76 million to $139 million range of implied equity value for
       2025 using transactional analysis and an implied equity value of $104.5 million on
       January 1, 2025 using discounted cash flow. Please state whether the board of Mount
       Logan considered these factors in arriving at its recommendation. Regulatory Approvals and Related Matters, page 133

16. Please expand this section to clarify the status of required filings or notices and the expected timing of remaining approvals. If material, address the consequences or risks if the required approvals are delayed or not received.
The Merger Agreement
Merger Consideration, page 149

17. Please revise your disclosure to provide additional detail regarding the in-kind distribution mechanism that may be used to reduce 180 Degree Capital's NAV if its
 June 3, 2025
Page 4

       shareholders would otherwise receive more than 50% of the New Mount
Logan
       common stock. Specifically, please clarify:
           the types of assets that may be distributed in-kind;
           the methodology for selecting and valuing such assets;
           whether any shareholder consent or notice is required in connection with the distribution; and
           when and how the determination will be made that a distribution is required.

       Additionally, consider including a simplified numerical example to illustrate how this mechanism could affect TURN's NAV and resulting ownership percentage in the combined company.
Unaudited Pro Forma Combined Balance Sheet, page 177

18. Please revise your table on page 177 to include a subtotal for your Asset Management total assets as of December 31, 2024 and ensure mathematical accuracy of the information in the table.
19. We note your disclosure on page 179 that you present an adjustment to total equity in the amount of $(11,829). Please revise your footnotes to include an explanation and reconciliation for how this adjustment is calculated. In addition, please ensure mathematical accuracy of your pro forma information. For example, it is unclear as to how the adjustments to (i) total shareholders equity, (ii) total equity and (iii) total liabilities and equity foot.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 180

20. We note your presentation of Net Income (Loss) Attributable to Mount Logan Capital
       Inc. Per Share of Common Shares and Weighted Average Shares of Common Shares
       Outstanding. Please revise your disclosures to include adjustments and footnotes explaining how you calculated the pro forma amounts compared from historical. For example, explain how you considered all of the Mount Logan RSUs that will have been vested upon completion of the merger in your calculation, adjustments and presentation.
21. Please ensure the mathematical accuracy of the your pro forma statement of operations for all columns and rows. For example, it is unclear as to how the Income
       (loss) before income taxes and net income (loss) lines cross-foot and the pro forma adjustments column does not appear to foot.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Basis of Pro Forma Presentation, page 184

22. We note the amounts disclosed on page 185 for the change in control liabilities and business combination-related expenses of $2,107 and $5,577, respectively, differ from those disclosed in footnote 3(B) on page 186. Please explain this discrepancy and revise your disclosure to clarify accordingly.
 June 3, 2025
Page 5
Compensation and Benefits, page 265

23.    We note your disclosure that Mount Logan   s compensation arrangements
with certain
       employees contain a significant performance-based incentive component. Please revise to disclose the terms of the performance-based incentive compensation and how it is determined. To the extent applicable, discuss any circumstances where incentive fees could be subject to clawback provisions.
Results of Operations, page 270

24. Please revise to further clarify the reasons underlying the 149% increase in incentive fees, as disclosed on page 270.
Asset Management Segment
Revenues, page 271

25. We note the $1.9 million increase in OCIF incentive fees from 2023 to 2024 due to improved fund performance in 2024 compared to 2023. Please expand your disclosure to provide further discussion of the factors or holdings contributing to the improved fund performance. In addition, clarify if these were realized incentives fees.
Assets Under Management, page 275

26. Please revise to include a roll-forward of assets under management by fee generating vehicle showing inflows, outflows, market/asset appreciation, and if material the effects of foreign currency translation. In addition, include discussion, quantification and trends in your fee rates or weighted average fee rates by vehicle over the periods presented.
Management's Discussion and Analysis of Financial Condition
Liquidity and Capital Resources, page 277

27.    Please revise the discussion of Mount Logan   s liquidity outlook to
address the
       negative cash flows from operations and investing activities. Certain Relationships and Related Person, page 289

28.    We note the statement on page 289 that BCPA owns a minority interest in
Mount
       Logan, as well as the statement on page 290 that Mount Logan   s senior
management
       team "is comprised of substantially the same personnel as the senior management team of BCPA." Please advise us why BCPA is not reflected in the ownership table on page 313. Additionally, please revise this section to disclose, with quantification, the material terms of the Servicing, Staffing, Senior Management and other agreements. In this regard, please file such agreements as exhibits. Management's Discussion and Analysis of Financial Condition
Results of Operations, page 302

29. We note your statement that owing to the structure and objectives of 180 Degree
       Capital's business you generally expect to experience net investment losses and seek to generate increases in net assets from operations through long-term appreciation.
       Please revise, where appropriate, to clarify the reasons for expected net investment losses and how in light of net investment losses, increases in net assets from
 June 3, 2025
Page 6

       operations can be achieved.
30. We note you attribute the increase in investment income for the year ended December
       31, 2024 to receipt of board fees. Please revise, where appropriate, to discuss in more detail these board fees. Address the following:
           Generally discuss whether or not board fees are contractually governed and how they are determined, including the timing and amounts.
           Clarify whether 180 Degree Capital employees, such as Mr. Rendino, receive any other payments outside of those remitted to 180 Degree Capital in their roles as Board members of your portfolio companies.
           Generally discuss the form and quantify the portions of board fees that are paid in cash and stock grants.
           Clarify whether the board fees are subject to clawback and under what
           circumstances if so.
31.    We note the statement on page 300 that 180 Degree Capital    does not
believe the
       increase or decrease in the value of its investments materially impacts its day-to-day
       operations or its daily liquidity.    Please revise to clarify what
factors do materially
       impact 180 Degree Capital   s liquidity.
32. We note your disclosure on page 303 that professional fees increased 75.1% for the year ended December 31, 2024 as compared with the year ended December 31, 2023, primarily as a result of an increase in legal expenses related to the proposed Business
       Combination. Please revise here or where appropriate to discuss details regarding the nature of the professional fees. In addition, include quantification disaggregation expense amounts relating to the business combination activities as opposed to normal, recurring professional fees, if any.
Mount Logan Capital Inc.
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation
Goodwill, page F-21

33. We note goodwill of $55,697 relating to your Insurance Solutions reportable segment,
       which includes two reporting units: long-term care insurance (   LTC   )
and multi-year
       guaranteed annuity products (   MYGA   ). We also note your disclosure
on page F-83
       that you have a concentration of revenue from the MYGA product line, which are assumed solely from two insurance companies, ACL and SSL. Further, we note that you made a decision to no longer assume business from ACL and SSL as of June 30,
       2024. Please provide us with a summary of your goodwill impairment analysis, specifically as it relates to your MYGA reporting unit. Please include the following details in your response:
           the percentage by which fair value exceeded carrying value as of the date of the most recent test;
           the amount of goodwill allocated to the reporting units;
           a description of the methods and key assumptions used and how the key assumptions were determined, including those assumptions relating to your revenue from the MYGA product line after June 30, 2024; and June 3, 2025
Page 7

             tell us your consideration to disclose these, and other, relevant factors and details as part of your critical accounting policies and estimates disclosures.
Note 14. Future policy benefits and related reinsurance recoverable, page F-64

34. We note your presentation of "effect of actual variances from expected experience"
       within your summary of changes in future policy benefits on page F-65. To the extent material, please revise your disclosure to include a comparison and discussion of actual experience attributable mortality, morbidity and lapses compared to what was expected for the period. For example, to the extent that there are significant favorable and/or unfavorable offsetting impacts, consider quantifying or providing accompanying information to further discuss those effects of actual experience versus
       expected.
Note 25. Capital management and regulatory requirements
Insurance capital requirements, page F-82

35. We note your disclosure that the minimum RBC ratio for Ability is 200% and Ability must have a ratio in excess of 300% to be able to reinsure new business. Further, we note that Ability was in excess of the minimum requirement at December 31, 2024.
       Please revise to disclose the actual ratio at December 31, 2024.
36. Your disclosure states that Regulatory action is triggered beginning at 200% RBC and below. Please revise your disclosure, where appropriate in the filing, to provide additional details about the regulatory actions, timeline and process that could be triggered if you fall below the required ratio.
Note 26. Concentration of Risks
Insurance Solutions, page F-83

37. We note your disclosure that you historically have had a concentration of revenue from your MYGA product line, which are assumed solely from ACL and SSL. Further, we note that you have made a decision to no longer assume business from
       ACL and SSL as of June 30, 2024. Please revise your disclosure to provide more details regarding this concentration of your revenue, including quantification by financial statement period. Refer to ASC 275-10-50-18(b). Include disclosure of this concentration risk elsewhere in the filing, such as Risk Factors, as appropriate.
38. We note your tabular presentation quantifying the investment concentration risk of your Insurance Solutions segment. We also note that Other represents 29% and 30%
       of the investment concentration risk as of December 31, 2024 and 2023, respectively.
       Please revise your disclosure to provide additional qualitative and quantitative details regarding the composition of Other. Refer to ASC 275-10-50-18(d).
Board Fees From Portfolio Companies, page F-101

39. Please revise to include a more detailed description of board fees such that investors may understand the nature and terms of this revenue generating activity, as well as the related forms of payment (i.e. stock grants, cash, etc.). For example, include discussion of how the transaction price is measured and determined for stock grants received.
 June 3, 2025
Page 8
Signatures, page II-6

40. Given the structure of the merger with both existing entities becoming subsidiaries of the registrant, advise us why you believe the correct entities and individuals are included on the signature page. In this regard, we note the statements on page i that the entities and officers and directors assume no responsibility for the accuracy or completeness of disclosure, which appears to be an inappropriate disclaimer. Please revise or advise.
General

41. We note that 180 Degree Capital has published a presentation on its website relating to the proposed merger that includes statements suggesting shareholders could realize a 20+% return from combining asset management with an insurance business. With a view to clarifying disclosure, please advise us of the related assumptions underlying the anticipated return. Please also advise us whether these materials constitute written communications, for example, under Rule 425 of the Securities Act.

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   John Mahon, Esq.